China Mass Media Reports Fourth Quarter and Full Year 2011 Unaudited Financial Results

BEIJING, March 19, 2012—China Mass Media Corp. ("China Mass Media" or the "Company") (NYSE: CMM), a television advertising company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter 2011 Highlights

▪	Total net revenues were RMB52.2 million (US$8.3 million), a decrease of 31.1% from the fourth quarter 2010, and a decrease of 9.3% from the third quarter 2011.
▪	Operating income was RMB1.9 million (US$0.3 million), a decrease of 93.2% from the fourth quarter 2010 and a decrease of 88.6 % from the third quarter 2011.
▪	Net loss was RMB18.5 million (US$2.9 million), compared with net income of RMB19.0 million in the fourth quarter 2010, and net income of RMB14.0 million in the third quarter 2011. The net loss was mainly attributable to a withholding tax expense of RMB19.1 million (US$3.0 million) incurred in conjunction with the special dividend of RMB364.0 million (US$57.9 million) million declared in the fourth quarter 2011.
▪	Net cash outflows from operating activities were RMB53.5 million (US$8.5 million), compared with RMB25.9 million net cash inflows in the fourth quarter 2010 and RMB158.3 million net cash outflows in the third quarter 2011.

Fiscal Year 2011 Financial Highlights

▪	Total net revenues were RMB212.3 million (US$33.7 million) in 2011, a decrease of 12.8% from 2010.
▪	Operating income was RMB46.3 million (US$7.4 million) in 2011, a decrease of 26.5% from 2010.
▪	Net income was RMB15.0 million (US$2.4 million) in 2011, a decrease of 62.3% from 2010.
▪	Basic and diluted earnings per ADS were RMB5.94 (US$0.94), a decrease of both 60.9% from RMB15.2 in 2010.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “Revenue from the fourth quarter amounted to RMB52.2 million, which was in line with our previous estimate. The decline in revenue from the previous quarter was largely because we received a long-overdue payment of RMB14.7 million (US$2.3 million) in the third quarter from CCTV for special event services provided in 2008. Excluding the effects of the special event service fee, our total revenues would have increased RMB8.5 million (US$1.3million), or 18.3%, from the third quarter of 2011. During the quarter revenues from our advertising business declined by 31.1% compared with the fourth quarter of 2010 due to greater discounts offered to our clients in light of intense market competition and increasing media costs, although sales rates increased significantly from the same period in 2010.

“Our advertising production services have been stable. In the fourth quarter, we successfully produced a number of commercials for clients, including Baodi Group, Yunnanbaiyao, and Guangyuan Food, which helped drive the sequential revenue growth from advertising production services. Compared to the fourth quarter of 2010, advertising production services revenues decreased. This was largely due to the loss of revenue from the recently terminated ‘Guang Er Gao Zhi’ program and one-time production revenue from CCTV.

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“In the fourth quarter of 2011, we saw a number of new developments in our new film and TV production business. The Company has completed the on-site filming stage of a TV drama, and enters into the off-site post-production stage. Currently we are in active discussions with a few major TV stations for the drama’s distribution and aims for airing in the second half of 2012. We plan to invest in the production of an additional 1 or 2 TV dramas this year. Our production costs expensed in the fourth quarter of 2011 for this business were RMB6.6 million (US$1.1 million).

“On October 28, 2011, the Company declared a special cash dividend of US$0.07667 per ordinary share. Due to this special cash dividend distribution, the Company’s reinvestment plan for the unremitted earnings was changed from 70% to zero and the Company recognized a withholding tax of RMB19.1 million (US$3.0 million), which resulted in a net loss of RMB18.5 million (US$2.9 million) in the fourth quarter. Excluding the effects of the withholding tax, we would have recorded net income of RMB0.6 million (US$0.1 million).

“In light of fierce competition from other CCTV agents in 2011, we offered more discounts to clients compared with previous years. Although the annual sales rate of media resources increased significantly from the previous year, we saw a decline in both revenues and profit. Our film and TV production business, which was still in its initial stages of development during the quarter, did not contribute to our revenues during the year.

“The three-year contract between our company and CCTV for the ‘Daytime Advertising Package’ and ‘Television Guide Package’ expired on December 31, 2011. We were unsuccessful in the bidding for the ‘Daytime Advertising Package’ at the 2012 Non-Prime Time Advertising Resources Auction on November 22, 2011. In addition, CCTV decided to cancel the ‘Television Guide Package’ product in 2012. The public service announcement ‘Guang Er Gao Zhi’ program was also cancelled due to a program adjustment in July 2011. Losses of the above-mentioned contracts will bring new challenge for us in 2012. In 2012, we focus on the sales of the ‘Periodic China News Package,’ and the ‘All Day Classic Package’ on CCTV-8 and continue to find other sources of revenue through media purchases and other client services.

“We received a notice from the staff of NYSE Regulation, Inc. (“NYSE Regulation”) confirming that NYSE Regulation has determined to commence proceedings to delist the Company’s American Depository Shares (the “ADSs”) from the New York Stock Exchange (the “NYSE”) on the grounds that the Company has fallen below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period.

The NYSE made public announcement of this decision on March 12, 2012. Trading in the Company’s ADSs on the NYSE will be suspended prior to the market opening on Monday, March 19, 2012.  The Company intends to facilitate the quotation of its ADSs on the over-the-counter bulletin board (OTCBB) market. ”

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Fourth Quarter 2011 Financial Results

Revenues

Revenue from advertising agency services were RMB49.6 million (US$7.9 million) in the fourth quarter 2011, a decrease of 28.6% from RMB69.4 million in the same period in 2010, and an increase of 14.4% from RMB43.4 million in the third quarter 2011. We saw demand increase due to the National Day Holiday in October, as well as strong consumption towards the end of the year. The advertising market’s traditional peak season began in the fourth quarter 2011. Revenues from the Company’s ‘Daytime Advertising Package’ and ‘Television Guide Package’ increased compared with the previous quarter. The sales performance of the Company's “Periodic China News Package” on CCTV-4 continued to improve on the positive momentum, and all 60-second advertising time slots were sold out, helping to increase revenues by 14.4% from the third quarter 2011.

Due to continued fierce price competition, revenues from the Company’s ‘Daytime Advertising Package’ and ‘Television Guide Package’ in the fourth quarter 2011 decreased compared with the same period in 2010. Meanwhile, the time slots available from the Company’s ‘Periodic China News Package’ decreased from 90 seconds to 60 seconds in 2011, also led to the decrease in revenue.

Revenue from special event services were nil in the fourth quarter 2011. In the third quarter 2011, we received a long-overdue payment of RMB14.7 million (US$2.3 million) from CCTV for special event services provided in 2008, which contributed to RMB13.4 million (US$2.1 million) to our net revenue in the quarter.

Revenue from production and sponsorship services were RMB5.6 million (US$0.9 million) in the fourth quarter 2011, a decrease of 51.3% from RMB11.4 million in the fourth quarter 2010, and an increase of 68.9% from RMB3.3 million in the third quarter 2011. Compared with the previous quarter, the Company’s efforts to improve production capabilities and proactively source new clients were successful in the fourth quarter 2011. The substantial rise in revenues compared with the third quarter 2011 resulted from a number of new commercial advertisements for clients such as the Baodi Group, Yunnanbaiyao, and Guangyuan Food. The decrease of revenues from advertising production compare with the fourth quarter of 2010 was mainly due to RMB3.5 million production revenue from CCTV in the fourth quarter 2010, which did not recur in the fourth quarter 2011. In addition, revenues from the terminated “Guang Er Gao Zhi” program amounted to RMB3.3 million in the fourth quarter 2010.

Operating costs and expenses

Cost of revenues was RMB38.4 million (US$6.1 million) in the fourth quarter 2011, an increase of 14.1% from RMB33.7 million in the fourth quarter 2010 and an increase of 42.4% from RMB27.0 million in the third quarter 2011. The significant sequential and year-over-year increase was mainly due to the production costs of the Company’s recent TV drama, which is now in post-production stage. Excluding the production cost of the TV drama, the Company’s cost of revenues was RMB31.8 million in the fourth quarter 2011, a decrease of 5.6% from the fourth quarter 2010 and an increase of 17.9% from the third quarter 2011. The decrease in cost of revenue from the four quarter 2010 was because time slots available on the Company’s “Periodic China News Package” on CCTV-4 decreased from 90 seconds in 2010 to 60 seconds in 2011. The increase of cost of revenue compared with last quarter was mainly because more costs were incurred for commercial advertisements and public service announcements productions.

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Sales and marketing expenses were RMB4.7 million (US$0.8 million) in the fourth quarter 2011, an increase of 14.6% from RMB4.1 million in the fourth quarter 2010 and a decrease of 29.7% from RMB6.7 million in the third quarter 2011. The increase compared with the fourth quarter 2010 was mainly due to the increase in salary and travel expense. The decrease compared with the third quarter 2011 was mainly because of a special bonus of RMB2.0 million to Mr. Wang, the our Chief Executive Officer, for his contribution to the Special Event Services recorded in the third quarter 2011. Excluding the impact of this payment, sales expenses were essentially flat compared with the previous quarter.

General and administrative expenses were RMB7.2 million (US$1.1 million) in the fourth quarter 2011, a decrease of 25.4% compared to the RMB9.6 million in the fourth quarter 2010, and an increase of 2.7% from RMB7.0 million in the third quarter 2011. The decrease compared with the fourth quarter 2010 was mainly because the Company incurred less professional service cost in the fourth quarter 2011.

Operating income, as a result of the foregoing factors, was RMB1.9 million (US$0.3 million) in the fourth quarter 2011, a decrease of 93.2% from RMB28.4 million in the fourth quarter 2010 and a decrease of 88.6% from RMB16.9 million in the third quarter 2011. The Company's operating margin was 37.5%, 29.3%, and 3.7% for the quarters ended December 31, 2010, September 30, 2011, and December 31, 2011, respectively.

Other expenses included an exchange loss of RMB0.7 million (US$0.1 million) in the fourth quarter 2011. As the Company converted its overseas US dollar deposits to Renminbi deposits at the end of the first quarter of 2011, as a result, the aforementioned exchange loss arising from the appreciation of the Renminbi against the US dollar decreased significantly compared with the exchange loss of RMB2.8 million in the fourth quarter 2010, and RMB0.8 million in the third quarter 2011 respectively.

Income tax expense was RMB22.6 million (US$3.6 million) in the fourth quarter 2011, an increase of 161.4% from RMB8.6 million in the fourth quarter 2010, and an increase of 221.7% from RMB7.0 million in the third quarter 2011. The significant increase in income tax expense was mainly due to the special dividend-related withholding tax in the fourth quarter 2011, which totaled RMB19.1 million. Excluding its impact, income tax expense would have been RMB3.5 million in the fourth quarter 2011.

Net loss was RMB18.5 million (US$2.9 million) in the fourth quarter 2011, compared with a net income of RMB19.0 million in the fourth quarter in 2010, and a net income of RMB14.0 million in the previous quarter.

Basic and diluted loss per ADS were both RMB7.41 (US$1.18) in the fourth quarter 2011, compared with basic and diluted earnings of RMB7.27 and RMB7.23, respectively, in the fourth quarter 2010, and RMB5.58 and RMB 5.58 in the third quarter 2011. Each ADS represents 300 ordinary shares.

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Fiscal year 2011 Financial Results

Net revenue for the 2011 fiscal year was RMB212.3 million (US$33.7 million), representing a decrease of RMB31.1 million, or 12.8%, from RMB243.4 million in 2010. During fiscal year 2011 the Company’s ‘Daytime Advertising Package’ and ‘Television Guide Package’ faced intense price competition. Time slots available on the Company’s ‘Periodic China News Package’ on CCTV-4 decreased from 90 seconds in 2010 to 60 seconds in 2011. These two factors resulted in a significant decrease in advertising revenue, although the sales rate of all resources increased in various degrees compared with the year 2010.

Operating costs and expenses for the 2011 fiscal year was RMB166.1 million (US$26.4 million), representing a decrease of RMB14.4 million, or 8.0%, from RMB 180.5 million in 2010. The decrease was mainly due to time slots available on the Company’s “Periodic China News Package” on CCTV-4 decreasing from 90 seconds in 2010 to 60 seconds in 2011, which was partially offset by an additional RMB6.6 million production cost of the Company’s TV drama.

Operating income and operating margin, as a result of the foregoing factors, for the 2011 fiscal year was RMB46.3 million (US$7.4 million), a decrease of RMB16.7 million or 26.5% compared with RMB 62.9 million in 2010. Operating margin for the year 2011 and 2010 was 21.8% and25.9% respectively.

Net income for the 2011 fiscal year was RMB15.0 million (US$2.4 million), a decrease of RMB24.9 million or 62.3% from RMB 39.9 million in 2010. The significant decrease in net income was mainly due to a RMB19.1 million special dividend-related withholding tax in the fourth quarter 2011. Basic and diluted earnings per ADS were RMB5.94 (US$0.94), in fiscal 2011, compared with RMB15.2 in fiscal 2010. Each ADS represents 300 ordinary shares.

Cash and Cash Equivalents

As of December 31, 2011, the Company had RMB111.7 million (US$17.7 million) in cash and cash equivalents, as compared to RMB544.4 million as of December 31, 2010. The decrease was primarily due to the payment of media fee of previous years to CCTV, and the payment of RMB198.5 million in special cash dividends in the fourth quarter 2011.

Business Outlook

The Company currently expects to generate total net revenues of between RMB32 million (US $5.1 million) and RMB37 million (US$5.9 million) for the first quarter 2012. The expected range of net revenues represents a potential decrease of 27.3% to 37.1% compared with the first quarter 2011 due to fewer media resources secured by the Company and the continued pricing competition. This forecast reflects the Company’s current and preliminary estimate, which is subject to change.

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Conference Call

China Mass Media will host a conference call and live webcast at 8:00 a.m. Eastern Daylight Time (EDT) on March 19, 2012 (8:00 pm Beijing Time on March 19, 2012) to discuss their results.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:	1 866 519 4004
- U.S. Toll Number:	1 718 354 1231
- HK. Toll Number:	852 2475 0994
- China Toll Free Number:	800 819 0121
400 620 8038

Passcode: CMM

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.chinammia.com.

A telephone replay of the call will be available 2 hours after the conclusion of the live conference call. The dial-in details for the replay are as follows:

- U.S. Toll Free Number:	1 866 214 5335
- International dial-in number:	+1 718 354 1232

Passcode:      5664 0847

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of operating income and net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth below, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

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Safe Harbor Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions. A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company. China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

A television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, and other value added services. The Company currently offers approximately 16 minutes of advertising time slots per day on CCTV Channels 4 and 8. CCTV is the largest television network in China. The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards. For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.

Julie Sun

Chief Financial Officer

6/F, Tower B, Corporate Square,

35 Finance Street Xicheng District

Beijing, 100033

P. R. China

Phone: +86 10 8809 1050

Email: juliesun@chinammia.com

Christensen

Tip Fleming

Phone: +852 2117 0861

Email: tfleming@christensenir.com

Teal Willingham

Phone: +86 131 2179 3446

Email: twillingham@christensenir.com

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CHINA MASS MEDIA CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	THREE MONTHS ENDED,
	Dec 31,	Sep 30,	Dec 31,	Dec 31,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	69,441,672	43,352,565	49,603,661	7,881,228
Special event services	-	14,659,600	-	-
Advertisement production and sponsorship services	11,445,226	3,301,713	5,575,014	885,781
Total Revenues	80,886,898	61,313,878	55,178,675	8,767,009
Less: Business tax	(5,102,111)	(3,793,799)	(2,981,068)	(473,644)

Total net revenues	75,784,787	57,520,079	52,197,607	8,293,365

Operating costs and expenses:
Cost of revenues	(33,652,251)	(26,953,073)	(38,385,539)	(6,098,849)
Sales and marketing expenses	(4,131,716)	(6,733,407)	(4,736,501)	(752,554)
General and administrative expenses	(9,588,120)	(6,965,218)	(7,152,691)	(1,136,448)
Total operating costs and expenses	(47,372,087)	(40,651,698)	(50,274,731)	(7,987,851)

Operating income	28,412,700	16,868,381	1,922,876	305,514

Interest and investment income	1,646,857	4,970,052	2,830,224	449,677
Other expense, net	(2,413,292)	(799,574)	(676,746)	(107,524)

Income before tax	27,646,265	21,038,859	4,076,354	647,667
Income tax expense	(8,641,741)	(7,021,745)	(22,591,640)	(3,589,450)
Net income	19,004,524	14,017,114	(18,515,286)	(2,941,783)

Net income available to ordinary shareholders	19,004,524	14,017,114	(18,515,286)	(2,941,783)

Earnings per ordinary share, basic	0.024	0.0186	(0.0247)	(0.0039)
Earnings per ordinary share, diluted	0.024	0.0186	(0.0247)	(0.0039)
Earnings per ADS, basic	7.27	5.580	(7.41)	(1.18)
Earnings per ADS, diluted	7.23	5.580	(7.41)	(1.18)

Shares used in calculating earnings per ordinary share, basic	784,690,106	753,541,727	749,291,535	749,291,535
Shares used in calculating earnings per ordinary share, diluted	788,060,137	753,541,727	749,291,535	749,291,535
Shares used in calculating earnings per ADS, basic(Note)	2,615,634	2,511,806	2,497,638	2,497,638
Shares used in calculating earnings per ADS, diluted	2,626,867	2,511,806	2,497,638	2,497,638

Note: Effective on November 28, 2011, the Company changed the ratio of its ordinary shares to American Depositary Shares (ADSs) from 30:1 to 300:1. There is no change to China Mass Media’s underlying ordinary shares. After November 28, 2011, all earnings per ADS for prior periods were retrospectively adjusted to reflect the new ADS ratio.

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CHINA MASS MEDIA CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Revenues:
Advertising agency services	397,279,413	222,298,472	185,319,862	29,444,361
Special event services	-	-	14,659,600	2,329,176
Advertisement production and sponsorship services	30,304,634	34,151,752	25,474,606	4,047,507
Total Revenue	427,584,047	256,450,224	225,454,068	35,821,044
Less: Business tax	(16,021,579)	(13,046,869)	(13,136,872)	(2,087,239)

Total net revenues	411,562,468	243,403,355	212,317,196	33,733,805

Operating costs and expenses
Cost of revenues	(270,239,024)	(127,654,373)	(116,883,445)	(18,570,909)
Sales and marketing expenses	(17,362,444)	(16,993,454)	(20,138,837)	(3,199,739)
General and administrative expenses	(33,193,760)	(35,832,156)	(29,033,088)	(4,612,893)
Total operating costs and expenses	(320,795,228)	(180,479,983)	(166,055,370)	(26,383,541)

Operating income	90,767,240	62,923,372	46,261,826	7,350,264

Interest and investment income	9,494,036	5,257,307	13,747,380	2,184,239
Other income/ (expense), net	532,325	(6,765,851)	(4,686,542)	(744,617)

Income before tax	100,793,601	61,414,828	55,322,664	8,789,886

Income tax expense	(14,327,931)	(21,522,126)	(40,290,097)	(6,401,452)

Net income	86,465,670	39,892,702	15,032,567	2,388,434

Net income available to ordinary shareholders	86,465,670	39,892,702	15,032,567	2,388,434

Earnings per ordinary share, basic and diluted	0.11	0.05	0.02	0.0031
Earnings per ADS, basic	32.9	15.2	5.94	0.9444
Earnings per ADS, diluted	32.8	15.2	5.94	0.9434

Shares used in calculating earnings per ordinary share, basic	788,012,500	787,181,901	758,715,460	758,715,460
Shares used in calculating earnings per ordinary share, diluted	789,860,806	788,662,085	759,516,363	759,516,363
Shares used in calculating earnings per ADS, basic	2,626,708	2,623,940	2,529,052	2,529,052
Shares used in calculating earnings per ADS, diluted	2,632,869	2,628,874	2,531,721	2,531,721

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CHINA MASS MEDIA CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31,	Dec 31,	Dec 31,
	2010	2011	2011
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	544,427,828	111,712,682	17,749,358
Restricted cash	10,000,000	-	-
Short-term investments	150,000,000	193,705,911	30,776,770
Notes receivable	5,892,690	600,000	95,330
Accounts receivable, net	991,024	7,362,830	1,169,836
Prepaid expenses and other current assets	41,794,343	93,655,505	14,880.361
Total current assets	753,105,885	407,036,928	64,671,655
Non-current assets
Property and equipment, net	58,602,500	57,215,642	9.090,650
Total non-current assets	58,602,500	57,215,642	9,090,650
Total assets	811,708,385	464,252,570	73,762,305

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	156,494,604	70,419,236	11,188,490
Customer advances	39,311,493	28,066,802	4,459,366
Dividend payables		164,589,438	26,150,628
Accrued expenses and other current liabilities	24,804,884	24,343,641	3,867,815
Taxes payable	29,238,039	15,874,490	2,522,202
Amount due to related parties	53,237,048	10,883,700	1,729,246
Total current liabilities	303,086,068	314,177,307	49,917,747
Total Liabilities	303,086,068	314,177,307	49,917,747

Shareholders’ equity
Ordinary shares ($0.001 par value; 3,000,000,000,000 shares authorized; 788,332,360 shares and 751,697,920 shares issued and outstanding as of December 31, 2010 and December 31, 2011)	5,381,321	5,132,534	815,478
Additional paid-in capital	361,736,018	104,896,262	16,666,338
Other comprehensive income	-	13,900	2,208
Statutory reserves	25,000,000	25,000,000	3,972,100
Retained earnings	126,034,102	15,032,567	2,388,434
Repurchased shares to be cancelled, at cost, (13,860,000 ordinary shares as of December 31, 2010 and Nil as of December 31, 2011)	(9,529,124)	-	-
Total Shareholders’ Equity	508,622,317	150,075,263	23,844,558

Total Liabilities and Shareholders’ Equity	811,708,385	464,252,570	73,762,305

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CHINA MASS MEDIA CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED
	Dec 31,	Sep 30,	Dec 31,	Dec 31,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	19,004,524	14,017,114	(18,515,286)	(2,941,783)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities: :
Depreciation expense	998,519	1,072,696	1,097,811	174,425
Investment income	(1,352,712)	(3,824,844)	(1,804,548)	(286,714)
Exchange loss	2,828,718	785,798	744,912	118,355
Share-based compensation	185,129	438,047	264,409	42,010
(Gain) / loss on disposal of property and equipment	(294,175)	14,143	-	-
Changes in assets and liabilities:
Notes receivable	(5,892,690)	440,000	860,000	136,640
Accounts receivable, net	3,616,518	5,215,435	(4,297,380)	(682,785)
Prepaid expense and other current assets	10,821,091	(58,749,687)	8,783,747	1,395,597
Amount due from a related party	-	-	-	-
Accounts payable	30,821,414	(104,450,980)	(15,997,768)	(2,541,789)
Customer advances	1,820,668	16,964,850	(22,372,020)	(3,554,556)
Accrued expenses and other current liabilities	3,971,639	(32,056)	1,123,991	178,584
Taxes payable	6,490,390	4,166,500	(3,412,805)	(542,240)
Amount due to related parties	(47,129,920)	(34,371,353)	-	-
Net cash provided by/ (used in) operating activities	25,889,113	(158,314,337)	(53,524,937)	(8,504,256)

Cash flows from investing activities:
Net proceeds from redemption / (purchase)of short-term investments	140,000,000	182,317,254	220,000,000	34,954,480
Purchase of property and equipment	-	(707,707)	(60,900)	(9,676)
Proceeds from disposal of property and equipment	245,812	783	-	-
Decrease in restricted cash	(10,000,000)	-	-	-
Proceeds from investment income	1,027,233	3,824,844	1,804,548	286,714
Net cash provided by investing activities	131,273,045	185,435,174	221,743,648	35,231,518

Cash flows from financing activities:
Dividend distribution	-	-	(198,548,602)	(31,546,196)
Repurchase of ordinary shares to be cancelled	(9,529,124)	(2,986,471)	(919,799)	(146,141)
Net cash used in financing activities	(9,529,124)	(2,986,471)	(199,468,401)	(31,692,337)

Effect of exchange rate changes on cash and cash equivalents	(2,828,718)	(785,797)	(2,362,825)	(375,415)
Net increase / (decrease) in cash and cash equivalents	144,804,316	23,348,569	(33,612,515)	(5,340,490)
Cash and cash equivalents at beginning of the period	399,623,512	121,976,628	145,325,197	23,089,848
Cash and cash equivalents at end of the period	544,427,828	145,325,197	111,712,682	17,749,358

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CHINA MASS MEDIA CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net income	86,465,670	39,892,702	15,032,567	2,388,434
Adjustments to reconcile net income to net cash provided by / (used in) operating activities: :
Depreciation expense	3,074,157	3,324,151	4,209,314	668,793
Investment income	(5,994,921)	(3,819,737)	(10,038,680)	(1,594,986)
Exchange loss	363,439	7,628,472	4,801,428	762,870
Share-based compensation	2,139,736	1,478,226	1,691,285	268,718
Disposal of property and equipment	-	(281,912)	(39,622)	(6,295)
Changes in assets and liabilities:
Notes receivable	(1,937,450)	(3,955,240)	5,292,690	840,924
Accounts receivable, net	13,991,625	(615,456)	(6,371,806)	(1,012,378)
Prepaid expense and other current assets	(29,448,793)	30,701,202	(61,148,092)	(9,715,453)
Amount due from related parties	1,000,000	-	-	-
Accounts payable	(279,638,966)	106,048,144	(86,075,368)	(13,675,999)
Customer advances	(54,765,336)	18,654,346	(11,244,691)	(1,786,601)
Accrued expenses and other current liabilities	4,010,959	7,028,835	491,127	78,032
Taxes payable	(857,216)	3,279,672	(4,142,306)	(658,146)
Amount due to related parties	(87,952,669)	(47,500,000)	(42,366,502)	(6,731,359)
Net cash provided by/ (used in) operating activities	(349,549,765)	161,863,405	(189,908,656)	(30,173,446)

Cash flows from investing activities:
Net proceeds from redemption / (purchase) of short-term investments with terms of three months or less	420,000,000	(70,000,000)	(44,151,997)	(7,015,046)
Purchase of property and equipment	(23,451,242)	(32,807,388)	(2,930,414)	(465,596)
Proceeds from disposal of property and equipment	-	301,300	147,579	23,448
Decrease/ (increase) in restricted cash	-	(10,000,000)	10,000,000	1,588,840
Proceeds on sales of investment	6,602,921	3,450,093	10,418,408	1,655,318,
Net cash provided by/ (used in) investing activities	403,151,679	(109,055,995)	(26,516,424)	(4,213,036)

Cash flows from financing activities:		-
Proceeds from the issuance of ordinary shares	-	-	687,751	109,273
Cash distributed in connection with the Reorganization	(15,000,000)	-	-	-
Dividends distributed	(96,335,115)	-	(198,548,602)	(31,546,196)
Repurchase ordinary shares to be cancelled		(9,529,124)	(12,476,159)	(1,982,262)
Net cash used in financing activities	(111,335,115)	(9,529,124)	(210,337,010)	(33,419,185)

Effect of change rate changes on cash and cash equivalents	(378,046)	(7,628,472)	(5,953,056)	(945,845)
Net increase / (decrease) in cash and cash equivalents	(58,111,247)	35,649,814	(432,715,146)	(68,751,512)
Cash and cash equivalents at beginning of the year	566,889,261	508,778,014	544,427,828	86,500,870
Cash and cash equivalents at end of the year	508,778,014	544,427,828	111,712,682	17,749,358

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CHINA MASS MEDIA CORP.

SELECTED OPERATING DATA

	THREE MONTHS ENDED
	Dec 31,	Sep 30,	Dec 31,
	2010	2011	2011

Number of programs secured during the period	35	3	3	(1)
Total advertising time obtained (seconds)	2,676,240	224,400	224,220	(2)
Total advertising time sold (seconds)	212,040	104,310	162,315	(3)

(1)	The Company ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011. The number of programs secured and total advertising time obtained decreased accordingly.

(2)	Represents the total amount of time during regular television programs secured through the Company’s contracts with CCTV-1, CCTV-2 and CCTV-4 for the period ended December 31, 2011.

(3)	During the three-month periods ended December 31, 2010, the Company has sold 39,120 seconds of advertisements in CCTV-E and CCTV-F. No advertising time slots in CCTV-E and CCTV-F were sold during the period of September 30, 2011 and December 31, 2011.

	YEAR ENDED
	Dec 31,	Dec 31,	Dec 31,
	2009	2010	2011

Number of programs secured during the period	41	35	3	(4)
Total advertising time obtained (seconds)	11,660,760	10,515,960	5,581,470	(5)
Total advertising time sold (seconds)	2,127,473	578,275	542,700	(6)

(4)	The Company ceased to be the advertising agency of CCTV-E and CCTV-F from July 1, 2011. The number of programs secured and total advertising time obtained decreased from 35 to 3 accordingly.

(5)	Represents the total amount of time during regular television programs secured through the Company’s contracts with CCTV, including 889,950 seconds from CCTV-1, CCTV-2 and CCTV-4 and 4,691,520 seconds from CCTV-E and CCTV-F.

(6)	During the year ended December 31, 2009, December 31, 2010 and December 31, 2011, the company has sold 1,038,840 seconds, 73,860 and 32,800 seconds of advertisements in CCTV-E and CCTV-F.

RECONCILIATIONS OF UNAUDITED NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (*)

	Three months ended December 31, 2010			Three months ended December 31, 2011
	GAAP Result	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	28,412,700	185,129	28,597,829	1,922,876	264,409	2,187,285

Net income	19,004,524	185,129	19,189,653	(18,515,286)	264,409	(18,250,877)

	Year ended December 31, 2010			Year ended December 31, 2011
	GAAP Result	Adjustment	NON-GAAP Result	GAAP Result	Adjustment	NON-GAAP Result
	RMB	RMB	RMB	RMB	RMB	RMB

Operating income	62,923,372	1,478,227	64,401,599	46,261,826	1,691,285	47,953,111

Net income	39,892,702	1,478,227	41,370,929	15,032.567	1,691,285	16,723,852

(*)The adjustment is for share-based compensation expenses.

Non-GAAP Disclosure

In addition to the unaudited consolidated financial information presented in accordance with US GAAP, management uses a non-GAAP measure of operating income and net income excluding non-cash share-based compensation. Company management believes excluding the share-based compensation expenses from non-GAAP financial measures is useful for the investors' understanding of overall current financial performance. Nevertheless, the limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in the Company's business.

The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of unaudited non-GAAP results of operations measures to the nearest comparable GAAP measures" set forth above, which shall be read in conjunction with the preceding financial information presented in accordance with US GAAP.

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